Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
May 29, 2024
________________________________

NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 9, 2024
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend the 2024 annual general meeting of shareholders, or the Meeting, of MediWound Ltd., or the Company, to be held at 10:00 a.m. Eastern Daylight Time (EDT) on Tuesday, July 9, 2024, at the offices of Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300.

The Meeting is being called for the following purposes:

(1)
Re-election of each of Messrs. Nachum (Homi) Shamir, Dr. Vickie R. Driver, David Fox, Shmuel (Milky) Rubinstein, and Stephen T. Wills to the Company’s board of directors, or Board, to serve until the next annual general meeting of shareholders of the Company and until their respective successors are duly appointed and qualified, or until their earlier resignation or removal;

(2)
Reappointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and for the additional period until the next annual general meeting of shareholders of the Company, and authorization of the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)
Approval of an updated package of annual equity grants to current and future Board members, valued at $100,000 for the Chairman of the Board and $60,000 for every other Board member, comprised in each case of 80% options to purchase ordinary shares and 20% restricted share units, or RSUs;

(4)	Approval of updated cash fees for current and future Board members;
(5)	Approval of an increase to the annual base salary (cash) compensation of the Company’s Chief Executive Officer, Mr. Ofer Gonen;
(6)
Approval of annual equity grants valued at $750,000, comprised in each case of 80% options to purchase ordinary shares and 20% RSUs, which in respect of 2024 will consist of options to purchase 94,273 ordinary shares and 11,784 RSUs, for the Company’s Chief Executive Officer, Mr. Ofer Gonen; and

(7)	Approval of the payment of an annual cash bonus to the Company’s Chief Executive Officer, Mr. Ofer Gonen, in respect of his performance in 2023.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2023, as previously made available to our shareholders as part of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission, or SEC, on March 21, 2024, which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The record date of shareholders entitled to vote at the Meeting has been set as the close of business on May 29, 2024.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, under the Israeli Companies Law, 5759-1999, or the Companies Law, the approval of each of Proposals 5, 6 and 7 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

• the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

• the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

Descriptions of what constitutes a “controlling” shareholder and a conflict of interest (referred to under the Companies Law as a “personal interest”) are contained in the accompanying proxy statement.

Shareholders are requested to complete, date and sign all enclosed proxy cards and/or voting instruction forms, and to return them promptly in the pre-addressed envelopes. No postage will be required if they are mailed in the United States.

If you are a registered shareholder and will submit your completed, executed proxy card in the enclosed envelope, it must be received by our transfer agent not later than 11:59 p.m., Eastern Daylight Time on July 8, 2024 in order to be validly included in the tally of shares voted at the Meeting. Alternatively, you may send your completed, executed proxy card to our registered Israeli offices so that it is received no later than 1:00 p.m. Israel time (6:00 a.m. Eastern Daylight Time) on the date of the Meeting. Your proxy card, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions are provided in both the enclosed proxy statement and enclosed proxy card.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, please follow the enclosed instructions on your voting instruction form in order to submit it to your broker, trustee or nominee. As an alternative to physically mailing your voting instruction form, you may use it for purposes of submitting your voting instructions online, at www.proxyvote.com.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company as of the record date for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s Israeli offices, 42 Hayarkon St., Yavne 8122745, Israel, Attention: Mr. Yaron Meyer, Executive Vice President, General Counsel and Corporate Secretary, email: yaronm@mediwound.com, no later than June 5, 2024. Pursuant to Section 66(b) of the Companies Law and the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, a shareholder’s proposed additional agenda item related to: (i) the election of a new nominee to our Board or (ii) the removal of a currently serving member of our Board, may only be submitted by a shareholder holding at least 5% of the voting power of our outstanding ordinary shares. To the extent that there are any additional agenda items that the Board determines to add as a result of any such shareholder submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than June 12, 2024, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K, or Form 6-K.

This notice, and the enclosed proxy statement, as well as the form of proxy card for the Meeting, are also being furnished to the SEC as exhibits to a Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the “Investor Relations” portion of the Company’s website, at www.mediwound.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, June 9, 2024 at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, during normal business hours, Sunday to Thursday, upon prior coordination with the Company. Our telephone number at our registered office is +972-77-971-4100.

Sincerely, /s/ Nachum Shamir Nachum (Homi) Shamir Chairman of the Board of Directors

- ii -

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of MediWound Ltd. (“us”, “we”, “MediWound”, “the Company” or “our Company”), to be voted at the 2024 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2024 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. Eastern Daylight Time (EDT) on Tuesday, July 9, 2024, at Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300.

This Proxy Statement, the attached Notice of 2024 Annual General Meeting of Shareholders and the enclosed proxy card and/or voting instruction form, are being made available to holders of MediWound ordinary shares, par value 0.07 New Israeli Shekels (“NIS”) per share (“ordinary shares”), on or about June 5, 2024.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on May 29, 2024, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
Re-election of each of Messrs. Nachum (Homi) Shamir, Dr. Vickie R. Driver, David Fox, Shmuel (Milky) Rubinstein, and Stephen T. Wills, to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
Reappointment of Somekh Chaikin, a member firm of KPMG, as our independent registered public accounting firm for the year ending December 31, 2024, and the additional period until our next annual general meeting of shareholders, and authorization of the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)
Approval of an updated package of annual equity grants to current and future Board members, valued at $100,000 for the Chairman of the Board and $60,000 for every other Board member, comprised in each case of 80% of options to purchase ordinary shares and 20% of restricted share units (“RSUs”);

(4)	Approval of an updated package of cash fees for current and future Board members;
(5)	Approval of an increase to the annual base salary (cash) compensation of our Chief Executive Officer, Mr. Ofer Gonen;
(6)
Approval of annual equity grants valued at $750,000, comprised in each case of 80% options to purchase ordinary shares and 20% RSUs, which in respect of 2024 will consist of options to purchase 94,273 ordinary shares and 11,784 RSUs, for the Company’s Chief Executive Officer, Mr. Ofer Gonen; and

(7)	Approval of the payment of an annual cash bonus to our Chief Executive Officer, Mr. Ofer Gonen, in respect of his performance in 2023.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2023, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024 (the “2023 Form 20-F”), which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On May 28, 2024, we had 9,283,573 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, May 29, 2024, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our articles of association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a shareholder that beneficially holds shares through a bank, broker or other holder of record does not provide voting instructions, and the bank, broker or other record holder votes, on its own, on certain proposals being considered at the Meeting, but does not vote on a particular proposal because it does not have discretionary voting power for that particular item. It is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), the approval of each of Proposals 5, 6 and 7 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its chief executive officer, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company. For purposes of each of Proposals 5, 6 and 7, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

We are not aware of any shareholder that would qualify as a controlling shareholder for purposes of the vote on any of Proposals 5, 6 or 7.

A conflict of interest (referred to under the Companies Law as a “personal interest”) of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer, and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

Under the Companies Law, any shareholder participating in the vote on Proposals 5, 6 or 7 must inform our Company before the vote whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposals 5, 6 or 7, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 5, 6 or 7 (as applicable). In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of the relevant proposal, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of such proposal.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 5, 6 or 7, you should not vote by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, and you should instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@Mediwound.com, who will instruct you how to submit your vote or voting instructions. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 5, 6 or 7 (as applicable), but will not be counted towards or against the special majority required for approval of that proposal.

How You Can Vote

You can vote your shares by attending the Meeting, by completing and signing a proxy card, or, if you are a shareholder holding your shares in “street name,” by providing voting instructions to your bank, broker or other nominee in one of the manners described below.

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you can submit your vote by completing, signing and submitting (in the enclosed envelope) the enclosed proxy card. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on the Company’s website at http://ir.mediwound.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Executive Vice President, General Counsel and Corporate Secretary via fax to +972-77-971-4111 or email to yaronm@mediwound.com. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 42 Hayarkon Street, Yavne 8122745, Israel no later than 1:00 p.m., Israel time, on the date of the Meeting, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m., Eastern Daylight Time on July 8, 2024.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendation of the Board with respect to all proposals. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting. You will be deemed to be confirming by way of submission of your proxy card that you are not a controlling shareholder and that you do not possess a conflict of interest in the approval of Proposals 5, 6 or 7 (when submitting your vote on your proxy card on each such proposal); if you cannot provide such a confirmation, please instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@Mediwound.com, who will instruct you how to submit your vote on any such proposal.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. As per the information that is being sent to you, a beneficial holder may provide voting instructions in one of three ways: (i) completing and mailing the physical voting instruction form in the envelope provided; (ii) completing the online version of the voting instruction form at www.proxyvote.com (please use your control number); and (iii) voting via telephone (by dialing the telephone number provided in the physical or electronic voting information being sent to you). Your physical voting instruction form must be received by 12:00 p.m., Eastern Daylight Time, on July 8, 2024 in order for your voting instructions to be included in the tally of votes for the Meeting. If you provide your voting instructions online or via telephone, you must submit those instructions by 11:59 p.m., Eastern Daylight Time, on July 8, 2024, in order for them to be included in the tally of votes for the Meeting. Because a beneficial holder is not a shareholder of record, you may not vote your shares in person at the Meeting unless you obtain and submit to us in advance of the Meeting (as described below) a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (May 29, 2024).

If no voting instructions are received by the bank, broker or other nominee from you on or before the above dates and times established for such purpose, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any specific proposals, and the broker, trustee or nominee may not cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

If you hold shares as a beneficial owner, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the vote on these important matters. You will be deemed to be confirming by way of submission of your voting instructions on the physical or electronic voting instruction form, or via the telephone voting procedure, that you are not a controlling shareholder and that you do not possess a conflict of interest in the approval of Proposals 5, 6 or 7 (when submitting your voting instructions on each such proposal); if you cannot provide such a confirmation, please instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@Mediwound.com, who will instruct you how to submit your voting instructions.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date and by submitting it prior to the above-described deadline for initially submitting your proxy. In the alternative, you may effectively revoke your proxy by voting in person at the Meeting. If you hold your shares in “street name”, you may change your voting instructions by following the directions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about June 5, 2024. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on publicly available information and/or information obtained by the Company upon its inquiry, which, except as indicated below, is provided as of May 15, 2024, as of which date there were 9,510,739 ordinary shares issued and outstanding.

	Number of
	Shares
	Beneficially	Percentage of
Name of Beneficial Owner	Held	Class
Directors and Executive Officers
Nachum (Homi) Shamir	*	*
Ofer Gonen	111,964	1.2%
Vickie R. Driver	*	*
David Fox	*	*
Shmuel (Milky) Rubinstein	*	*
Stephen T. Wills	*	*
Shmulik Hess	*	*
Ety Klinger	*	*
Hany Luxenburg	*	*
Yaron Meyer	*	*
Robert Snyder	*	*
All executive officers and directors as a group (11 persons)(1)	364,773	3.9%

Principal Shareholders (who are not Directors or Executive Officers)
Clal Biotechnology Industries Ltd. and affiliates (2)	1,481,522	16.0%
Israel Biotech Fund II, L.P. and affiliates (3)	959,652	9.9%
Deep Insight Limited Partnership and affiliates (4)	959.652	9.9%
Rosalind Advisors, Inc. and affiliates (5)	649,255	6.9%

* Less than 1%.

(1)
Shares beneficially owned consist of 79,068 ordinary shares held directly or indirectly by such executive officers and directors and 267,058 ordinary shares issuable upon exercise of outstanding options that are currently exercisable or exercisable within 60 days of May 15, 2024.

(2)
Based solely on Schedule 13D/A filed with the SEC on September 1, 2023, Clal Biotechnology Industries Ltd. (“CBI”) owns directly 308,811 ordinary shares and may be deemed to share voting and investment power over the 1,172,710 ordinary shares owned directly by Clal Life Sciences L.P. (“CLS”), the general partner of which, Clal Application Center Ltd., is wholly owned by CBI. Each of Access Industries Holdings LLC (“AIH”), Access Industries, LLC (“Access LLC”), Access Industries Management, LLC (“AIM”), Clal Industries Ltd. (“Clal Industries”) and Mr. Blavatnik may be deemed to share voting and investment power over the ordinary shares owned directly by CBI and CLS because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) AIM controls Access LLC and AIH, (iii) Access LLC controls a majority of the outstanding voting interests in AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (vii) Access AI wholly owns Clal Industries, (viii) Clal Industries is the controlling shareholder of CBI, and (ix) CBI is the sole shareholder of Clal Application Center Ltd. The Reporting Persons, other than CBI and CLS, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States.

(3)
Based solely on Schedule 13G/A filed with the SEC on January 8, 2024, the 959,652 ordinary shares include 408,397 ordinary shares that are issuable upon the exercise of warrants held directly by Israel Biotech Fund II, L.P. (“IBF II”). Israel Biotech Fund GP Partners II, L.P. (“IBF GP”) is the sole general partner of IBF II, and I.B.F Management Ltd. (“IBF Management”) is the sole general partner of IBF GP. IBF GP and IBF Management may be deemed to share voting and dispositive power with respect to the ordinary shares that are beneficially owned by IBF II. The address IBF Management is HaOgen Tower, 4 Oppenheimer St., Rehovot 7670104, Israel and the address of the other reporting persons is 75 Fort Street, Clifton House, PO Box, 1350, KY1-1108, Grand Cayman.

(4)
Based solely on Schedule 13G/A filed with the SEC on January 8, 2024, the 959,652 ordinary shares include 408,397 ordinary shares that are issuable upon the exercise of warrants held directly by Deep Insight Limited Partnership (“Deep Insight”). Deep Insight Fund GP Limited Partnership (“Deep Insight GP LP”) is the sole general partner of Deep Insight, Deep Insight GP Ltd. (“Deep Insight GP Company”) is the sole general partner of Deep Insight GP LP, Deep Insight Management Ltd. (“Deep Insight Management”) is the management company of Deep Insight GP LP and each of Barak Ben-Eliezer and Dr. Eyal Kishon hold 50% of the outstanding shares of Deep Insight GP Company and Deep Insight Management. Deep Insight GP LP, Deep Insight GP Company, Deep Insight Management, Barak Ben-Eliezer and Dr. Eyal Kishon may be deemed to share voting and dispositive power with respect to the Ordinary Shares that are beneficially owned by Deep Insight. Barak Ben-Eliezer and Dr. Eyal Kishon disclaim beneficial ownership of the Ordinary Shares reported by Deep Insight herein. The address of each of the reporting persons is 2 Rachel Imeinu St., Modiin, Israel 7177190.

(5)
Based solely on the report on Form 13F for the quarter ended March 31, 2024 filed by Rosalind Advisors, Inc. with the SEC on April 25, 2024 and the Schedule 13G/A filed by Rosalind Master Fund L.P. (“RMF”) with the SEC on February 14, 2024, RMF is the record owner of 485,990 ordinary shares and 163,265 warrants pursuant to which 163,265 underlying ordinary shares may be issued. Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to share in the beneficial ownership of shares held by RMF. Steven Salamon is the portfolio manager of Rosalind Advisors, Inc. and may be deemed to share in the beneficial ownership of shares held by RMF. Gilad Aharon is the portfolio manager and member of the Advisor which advises RMF. Notwithstanding the foregoing, Rosalind Advisors, Inc. and Mr. Salamon disclaim beneficial ownership of the shares. The address of RMF is P.O. Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands, and the address of the rest of the reporting persons is 15 Wellesley Street West, Suite 326, Toronto, Ontario M4Y 0G7 Canada.

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE GOVERNANCE
AND COMPENSATION OF OUR OFFICERS AND DIRECTORS

Item 6.B of our 2023 Form 20-F contains information regarding compensation paid to our directors and certain officers (including our five most highly compensated officers) in, or with respect to, the year ended December 31, 2023. Item 6.C of our 2023 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2023 Form 20-F— which we incorporate by reference herein— to obtain additional information.

PROPOSAL 1
RE-ELECTION OF DIRECTORS

Background

We currently have a Board that is composed of five directors— Nachum (Homi) Shamir, Vickie R. Driver, David Fox, Shmuel (Milky) Rubinstein and Stephen T. Wills. As we have previously reported, on December 5, 2022, the Board determined that CBI is no longer a “controlling shareholder” of our Company under the Companies Law definition (which definition is provided above under “Vote Required for Approval of Each of the Proposals”). At that same time, the Board elected, pursuant to the Companies Law regulations, to exempt our Company from compliance with the (i) requirement to appoint “external directors”, and (ii) the required composition of the audit committee and compensation committees of the Board under the Companies Law. At the time that it made that election, our Board affirmatively determined that we met the additional conditions for exemption from the external director and board committee composition requirements, including that a majority of the members of our Board, along with each of the members of the audit and compensation committees of the Board, are independent under the Nasdaq Listing Rules. Our Board has confirmed that determination recently, in the period leading up to this Proxy Statement.

Each of our directors is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected, or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

The Board has determined that each of Messrs. Shamir, Wills, Fox and Rubinstein, and Dr. Driver, satisfies the independence requirements under the Nasdaq Listing Rules. Therefore, our Board (via all five of its current members) fulfills the Nasdaq majority board independence requirement. In determining that Mr. Wills is an independent director, the Board also considered that while he had the title of Executive Chair of our Board from May 2019 until August 2022, Mr. Wills was not an employee of the Company during that period or at any other time.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications. Each of the five nominees for re-election pursuant to this Proposal 1 has provided the foregoing declaration.

The nominating and governance committee, followed by the Board, cited the following qualifications of the respective nominees as support for the important contributions that we expect them to make to our Company. In keeping with its purpose under its charter, the committee sought to ensure that each of the five director nominees possesses a unique, yet complementary expertise that will continue to contribute to the success of our Company and its operations as a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. The committee and Board noted the reputation and proven track record of our Chairman, Mr. Shamir, as an executive who has built and increased the value of internationally-operating health care companies. Mr. Wills contributes financial expertise, as well management skills, including as having served as executive chairman and interim principal executive officer of a company such as ours in the field of advanced wound care products that was acquired. Dr. Driver is widely known as a key opinion leader in the field of wound care, in which we operate, based on service on committees for large pivotal clinical trials, having authored many publications and abstracts, and given her past employment at Novartis. Mr. Fox is a leader in M&A in the United States with particular expertise in the biotech and pharmaceutical spaces, and he also brings to our Board expertise in corporate governance, critical matters for a Nasdaq-traded company such as ours. Mr. Rubinstein, is experienced in pharmaceuticals and biotech, bringing leadership from Trima Pharma and Taro Pharmaceuticals.

We have provided the following more detailed biographical information with respect to each nominee for re-election to the Board, which is based upon the records of the Company and information provided to us by the relevant nominee:

Nachum (Homi) Shamir has served as Chairman of our Board since August 2022. Mr. Shamir most recently served as the Chairman, and Chief Executive Officer of Luminex Corporation from 2014 through its sale to DiaSorin S.p.A.(“DiaSorin”) in 2021. Mr. Shamir continued to serve as President of Luminex after its sale to DiaSorin pursuant to a transition agreement with DiaSorin until June 2022. Additionally, Mr. Shamir has served as President and Chief Executive Officer of Given Imaging from 2006 through its sale to Covidien (now Medtronic) in 2014. Mr. Shamir currently serves as the Chairman of the Board of Directors of SSI Diagnostica Group and has served on several boards of directors over the years, including Cogentix Medical (acquired by Laborie Medical Technologies) and Invedo Medical (acquired by Ambu). Mr. Shamir holds a Bachelor of Science degree from the Hebrew University of Jerusalem and a Masters of Public Administration from Harvard University.

Vickie R. Driver has served as a member of our Board since May 2017. She is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Virginia, Massachusetts, and Rhode Island. Dr Driver serves as Chair, Board of Directors for the Wound Care Collaborative Community, an important collaboration with the FDA, CMS and the NIH and has received a prestigious honor of receiving The Robert A. Warriner III, MD Memorial Award. She is System Wide Medical Director of the Wound Care and Hyperbaric Centers at INOVA Healthcare in the DC Metropolitan area and is Professor, University of Virginia, School of Medicine. She is also Fellow, Royal College of Physicians and Surgeons-Glasgow, PM and Inaugural Fellow, Assoc for the Advancement of Wound Care, FAAWC. She currently serves as Honorary Visiting Professor at Cardiff University (UK) in the Department of Medicine and Professor at Barry University (USA). She proudly serves as a member of the Wound Healing Society (WHS) Board of Directors and as member Board of Directors for the Critical Limb Ischemia (CLI) Global Society. She has completed her tenure as president for the Advancement of Wound Care Association (AAWC) and served for 9 years on the Board of Directors. Dr. Driver is a former Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) and Associate Professor of Surgery at Boston University. She has also chaired the Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project [WEF-CEP]. The project was successful in developing the research to expand the wound healing clinical endpoints considered by FDA. She and her team proposed a combined effort to develop the Wound-care Experts/FDA-Clinical Endpoints Project [WEF-CEP] to strategically identify clinically meaningful, evidence-based, and patient-centered wound care endpoints that are relevant for clinical research and trials. The goal was to collaboratively work with the FDA to expand the list of acceptable primary endpoints, recognizing that new and innovative treatments, devices, and drugs may not have complete healing as the focus. She has served as a senior investigator for more than 70 important multi‑center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials, has authored over 150 publications and abstracts and is former Director, Translational Medicine at Novartis Institute for BioMedical Research. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation- Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs.  Dr. Driver served on the Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine and was Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. Dr. Driver has held several leadership, teaching, research and clinical positions at Academic Medical Centers, Veterans Administration Medical Centers, and Military Medical Centers. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a master’s degree in medical education from Samuel Merritt University.

David Fox has served as a member of our Board since April 2020. Mr. Fox was most recently a partner at Kirkland & Ellis LLP and served as a member of its Global Executive Management Committee until 2019. Prior to joining Kirkland, Mr. Fox was a partner at Skadden, Arps, Slate, Meagher & Flom LLP, where he was a member of its top governing committee. Mr. Fox is a member of the executive committee and board of directors of the Park Avenue Armory, which enables artists to create and audiences to experience epic, adventurous work while also offering arts education programs at no cost to public school students, and is chairman of the advisory board of New Alternatives for Children, an organization that provides support to families caring for medically fragile children.  Mr. Fox is the principal of David Fox & Co. LLC an advisory business and CEO of Bald Productions LLC, a movie and television development and production company.  He is also an advisor to Longacre Square Partners, a communications and special situations advisory firm and to Nardello & Co, a global investigations firm.  In addition, Mr. Fox serves on the executive committee and the board of governors, and is an honorary fellow, of the Hebrew University, Jerusalem.  He holds an LL.B. degree from Jerusalem University, Israel.

 Shmuel (Milky) Rubinstein has served as a member of our board since August 2023. Mr. Rubinstein brings a distinguished record of leadership in the pharmaceutical and biotechnology sectors to our board. Currently serving as Chairman of Trima Pharma, Mr. Rubinstein’s expertise extends across various prominent board roles, including Strata Skin Sciences (SSKN), Medison Biotech, and Keystone Dental. Notably, he held the position of CEO at Taro Pharmaceuticals (TARO), overseeing its successful acquisition by SUN Pharma. Mr. Rubinstein’s extensive board engagements also encompass Kamada (KMDA), Exalenz (Acquired by VIVO), and Clal Biotechnology Industries (CBI). With a proven track record, Mr. Rubinstein's insights are poised to contribute significantly to our company's strategic direction and growth.

Stephen T. Wills has served as a member of our Board since May 2017, and served as Chairman of our Board from October 2017 until August 2022. Mr. Wills serves as Chief Financial Officer (since 1997) and Chief Operating Officer (since 2011) of Palatin Technologies, Inc. (NYSE: PTN), a biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. Mr. Wills served on the boards of Gamida Cell Ltd. (Nasdaq: GMDA), since March 2019 (audit and compensation and finance committee member) until March 2024 and of Amryt Pharma, a biopharmaceutical company focused on developing and delivering treatments to help improve lives of patients with rare and orphan diseases since September 2019 (chairman of audit committee and member of the compensation and finance committee) until April 2023, when Amryt was acquired by Chiesi Farmaceutici. Mr. Wills served on the board of directors of Caliper Corporation, a psychological assessment and talent development company since March 2016 and as chairman from December 2016 until December 2019, when Caliper was acquired by PSI. Mr. Wills served as executive chairman and interim principal executive officer of Derma Sciences Inc. a provider of advanced wound care product from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences (Nasdaq: IART). Previously, Mr. Wills served on the Board of Derma Sciences as the lead director and chairman of the audit committee from June 2000 to December 2015. Mr. Wills served as the Chief Financial Officer of Derma Sciences from 1997 to 2000. Mr. Wills also served on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school since 2013, and as its chairman from 2018 until his retirement in June 2023. Mr. Wills served as the president and Chief Operating Officer of Wills, Owens & Baker, P.C., a public accounting firm, from 1991 to 2000. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Meeting:

(a)
“RESOLVED, that Mr. Nachum (Homi) Shamir be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(b)
“RESOLVED, that Dr. Vickie R. Driver be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until her successor is duly appointed and qualified, or until her earlier resignation or removal.”

(c)
“RESOLVED, that Mr. David Fox be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(d)
“RESOLVED, that Mr. Shmuel (Milky) Rubinstein be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(e)
“RESOLVED, that Mr. Stephen T. Wills be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election or election of any of the said nominees. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of each of the resolutions included in this Proposal 1.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolutions approving the re-election of each of Messrs. Nachum (Homi) Shamir, David Fox, Shmuel (Milky) Rubinstein and Stephen T. Wills, and Dr. Vickie R. Driver, as members of our Board.

PROPOSAL 2
REAPPOINTMENT OF SOMEKH CHAIKIN AS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Background

Somekh Chaikin, a member firm of KPMG, independent registered public accounting firm, or Somekh Chaikin, has served as our independent registered public accounting firm since its initial appointment on June 15, 2021. Our audit committee and Board have resolved to nominate Somekh Chaikin for reappointment as our independent registered public accounting firm for the year ending December 31, 2024, and for the additional period until the close of our next annual general meeting of shareholders.

Our shareholders are being requested to approve Somekh Chaikin’s reappointment and authorize our Board (with power of delegation to our audit committee) to fix Somekh Chaikin’s compensation in accordance with the volume and nature of its services.

For a summary of the fees for professional services (consisting of audit fees, audit-related fees and tax fees) rendered to us by Somekh Chaikin for the year ended December 31, 2023 and for the year ending December 31, 2022, please see Item 16C. “Principal Accountant Fees and Services” of our 2023 Form 20-F, which we filed with the SEC on March 21, 2024, which information is incorporated by reference in this Proposal 2.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that (i) Somekh Chaikin, a member firm of KPMG, be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and for the additional period until the next annual general meeting of shareholders of the Company, and (ii) the Company’s board of directors (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the reappointment of Somekh Chaikin. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in this Proposal 2.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the reappointment of, and authorizing the board of directors to fix the remuneration of, Somekh Chaikin, the Company’s independent registered public accounting firm.

PROPOSAL 3
APPROVAL OF UPDATED ANNUAL EQUITY GRANTS TO NON-EMPLOYEE DIRECTORS

Background

Under the Companies Law, the terms of service— including equity compensation— of directors requires approval by the compensation committee, board of directors and shareholders, in that order.

With a view towards continuing our practice of granting equity compensation to our non-employee directors annually, the compensation committee of our Board retained an independent compensation consultant and directed the consultant to conduct a benchmark of our existing non-employee director and executive officer compensation programs against those of a group of 20 similarly-situated (in respect of MediWound) biotechnology, medical device and/or drug manufacturer peer companies based in Israel, the United States and/or the United Kingdom and against survey data for medical specialty companies. Based on the consultant’s recommendations, the compensation committee, followed by the Board, approved, and our shareholders will be asked to approve pursuant to Proposal 3 at the Meeting, updated annual equity grants for our Chairman of the Board and all other non-employee directors of the Company—both present and future— in respect of their directorship services.

Under our existing non-employee director equity compensation program, the Chairman of the Board receives an annual equity grant valued at $70,000 and every other non-employee director receives an annual equity grant valued at $35,000. Our group of peer companies, on average, grant equity to their non-employee directors valued at $80,000 on an annual basis.  Our compensation committee and Board approved, based on the independent consultant’s recommendation, an increase of the value of the annual grants to $100,000, in the case of the Chairman of the Board, and $60,000, in the case of every other non-employee director. The equity grants are to be divided into options to purchase ordinary shares, and RSUs, at a ratio of 80% - 20%.

Based on the 30-day average of closing prices ($12.73) of our ordinary shares prior to the date of the Board’s approval of the updated equity grants to non-employee directors (February 26, 2024), the number of options and RSUs to be granted for 2024 to our directors will (if approved by our shareholders) consist of the following:

1.	Chairman of the Board (currently, Mr. Nachum (Homi) Shamir): Options to purchase 12,570 ordinary shares and 1,571 RSUs.
2.	Each Other Non-Employee Director: Options to purchase 7,542 ordinary shares and 943 RSUs.
The proposed option grants for each director (including the Chairman of the Board) would be subject to the following terms:
	a.	Term for Exercise (Options only): Ten years from the date of the Board’s approval of the grant (which occurred on February 26, 2024).
	b.	Vesting Schedule: 100% of the options and RSUs vest on the one-year anniversary of the Board approval of the grant.
c.
Exercise Price: $12.73 per share (for the 2024 annual grant), representing the average closing price of our ordinary shares on the Nasdaq Global Market during the 30 trading days prior to the date on which the Board approved the updated non-employee director equity grants. The exercise price is payable either in cash or in a net exercise/cashless manner.

d.
Acceleration of Vesting: In the event of a Merger/Sale (as defined in Section 14.2 of the MediWound Ltd. 2014 Equity Incentive Plan (the “2014 Plan”), the vesting of all options and RSUs outstanding and unvested for each such director shall accelerate, and all such options and RSUs shall become fully vested (and, in the case of the options, exercisable) as of immediately prior to, and conditioned upon, such event.

The proposed annual equity grants for our non-employee directors have been determined by our compensation committee and Board to be consistent with our current Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), as applicable to those equity grants.

In approving the updated non-employee director annual equity grants, our compensation committee and our Board considered our directors’ equity interest in our Company, the alignment of their interests with those of our Company, and the desire to encourage them to continue contributing their talent and time as our directors. Including ordinary shares underlying equity grants previously made to them and the options and RSUs to be granted to them in 2024 pursuant to this Proposal 3, our current five directors (who will continue in that role, assuming their re-election pursuant to Proposal 1), each of whom is a non-employee director, would hold, in the aggregate, 1.86% of our Company’s issued and outstanding ordinary shares, on a fully diluted basis (assuming that the annual grant of equity compensation to our chief executive officer for 2024 is completed pursuant to Proposal 6). The compensation committee and the Board believe that this percentage is reasonable considering the directors’ important role for our Company. Our compensation committee and Board also considered that the proposed annual grants are in line with our Company’s objective of maintaining our directors’ equity interest in our Company, which encourages long-term retention of directors, and constitutes compensation that relates to a continuing contribution to our Company over the long term.

Assuming, in the case of the director nominees under Proposal 1— consisting of Messrs. Nachum (Homi) Shamir, Stephen T. Wills, David Fox and Shmuel (Milky) Rubinstein, and Dr. Vickie R. Driver— their re-election as directors at the Meeting, each of those nominees will be entitled to an updated annual equity grant pursuant to this Proposal 3, as described above. All future non-employee directors of the Company will similarly be entitled to the updated annual equity grant.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 3 at the Meeting:

RESOLVED, that, effective as of February 26, 2024 (when approved by the Board), the updated annual equity grants to non-employee directors (present and future) of the Company described in Proposal 3 of the Proxy Statement, dated May 29, 2024, for the Company’s 2024 annual general meeting of shareholders, be, and hereby are, approved in all respects.

Required Vote

The approval of the updated annual equity grants to non-employee directors of the Company pursuant to this Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board recommends that our Company’s shareholders vote “FOR” approval of the updated annual equity grants for the Company’s non-employee directors pursuant to this Proposal 3.

PROPOSAL 4
APPROVAL OF UPDATED ANNUAL CASH FEES FOR NON-EMPLOYEE DIRECTORS

Background

Under the Companies Law, the terms of service— including cash fees— of directors requires approval by the compensation committee, board of directors and shareholders, in that order.

As described in the “Background” to Proposal 3 above, the compensation committee of our Board retained an independent compensation consultant with the goal of maintaining the competitiveness of the compensation package, including cash, that we pay to our non-employee directors and executive officers annually. The compensation consultant surveyed a group of 20 similarly-situated (in respect of MediWound) biotechnology, medical device and/or drug manufacturer peer companies based in Israel, the United States and/or the United Kingdom whose non-employee director, and executive officer, compensation programs, including non-employee director cash fees, were compared against our existing corresponding compensation programs. Based on that peer group, the range of annual director cash fees varied from $0 to $150,000 for chairpersons of the board and $0-$70,000 for all other board members, with averages of $75,000 and $45,000 for chairpersons and board members, respectively, of the peer companies.

Under our existing non-employee director cash compensation program, the Chairman of the Board receives $100,000 of cash fees, and every other non-employee director receives $35,000 of cash fees, annually. Our compensation committee and Board approved, based on the independent consultant’s survey and recommendation, the maintenance of the current annual cash fees levels for the Chairman of the Board and every other non-employee director at $100,000 and $35,000, respectively.

While our current annual cash fees for Board service were determined to be adequate based on the compensation consultant’s survey results, our annual cash fees for Board committee service were assessed to be below average among our peer group, particularly for service on certain Board committees. Consequently, the compensation consultant recommended, and our compensation committee and Board approved, and recommend that our shareholders similarly approve, increases in annual fees for certain Board committee chairpersons’ service as shown in the table below (proposed increased amounts appear in bold and italics in the column titled “Proposed MediWound Board Committee Cash Fees”). The proposed annual cash fees payable in respect of Board committee service will be flat fees that will remain the same regardless of the number of meetings per year held by our Board committees:

Board Committee Cash Fees
Board Committee	Position in Committee	Current MediWound Board Committee Cash Fees	Peer Company Board Committee Cash Fees		Proposed MediWound Board Committee Cash Fees
			Range	Average
Audit	Chair	$12,500	$0- $40,000	$20,000	$ 15,000
	Member	$ 6,250	$0- $10,000	$10,000	$ 6,250
Compensation	Chair	$12,500	$0- $20,000	$15,000	$ 12,500
	Member	$ 5,250	$0- $10,000	$ 7,500	$ 5,250
Nominating & Governance	Chair	$10,000	$0- $17,5000	$ 12,500	$ 12,500
	Member	$ 5,000	$0- $7,500	$ 7,500	$ 5,000
Research & Development	Chair	$10,000	$0- $10,000	$ 7,500	$ 15,000
	Member	$ 5,000	$0- $5,000	$ 5,000	$ 5,000

In approving the updated non-employee director annual cash fees for Board committee service, our compensation committee and our Board considered our Company’s interest in maintaining high-level directors with the skills and experience described in the “Background” to Proposal 1, and to encourage our non-employee directors to continue contributing their talent and time as our Board and Board committee members. The proposed annual cash fees for Board committee service of our non-employee directors have furthermore been determined by our compensation committee and Board to be consistent with the Compensation Policy, as applicable to non-employee director fees.

Assuming, in the case of the director nominees under Proposal 1— consisting of Messrs. Nachum (Homi) Shamir, Stephen T. Wills, David Fox and Shmuel (Milky) Rubinstein, and Dr. Vickie R. Driver— their re-election as directors at the Meeting, each of those nominees will be entitled to updated Board committee annual cash fees pursuant to this Proposal 4, as described above, effective as of March 1, 2024. All future non-employee directors of the Company will similarly be entitled to the updated annual Board committee cash fees.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 4 at the Meeting:

RESOLVED, that the proposed annual cash fees (both for Board service, to be maintained at their current levels, and for Board committee service, to be increased in certain cases) for non-employee directors of the Company— both present and future— in respect of their directorship services, as described in Proposal 4 of the Proxy Statement for the Meeting, be, and hereby are, approved in all respects, effective as of March 1, 2024.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposal for updated cash fees for non-employee directors of the Company in respect of their Board and Board committee services. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 4.

Board Recommendation

The Board recommends that our Company’s shareholders vote “FOR” the approval of the foregoing resolution approving the updated cash fees for all present and future non-employee directors of the Company in respect of their Board and committee services.

PROPOSAL 5
APPROVAL OF INCREASE TO ANNUAL BASE (CASH) SALARY FOR CEO

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company, and any changes to such terms, generally require the approval of the compensation committee, board of directors, and shareholders (in that order).

Mr. Ofer Gonen has served as our Chief Executive Officer (our “CEO”) since July 1, 2022. Prior to serving as our CEO, Mr. Gonen served as the chief executive officer of, and in several other prior positions at, CBI, and has more than 20 years of experience in managing life science investments and business collaborations in both the US and Israel.

Under the terms of Mr. Gonen’s compensation package, as approved by our shareholders at our 2021 annual meeting of shareholders in July 2022, Mr. Gonen is entitled to annual base salary of approximately $414,000 (which was based on the then-U.S. dollar-NIS exchange rate of $1.00= NIS 3.32), and which base salary amount was to be subject to automatic increases based on changes in the Israeli consumer price index. Due to a decrease in the U.S. dollar-NIS exchange rate and increases in the Israeli consumer price index since that time, Mr. Gonen’s annual base salary (in cash) currently amounts to approximately $385,000.

As described in the “Background” to each of Proposals 3 and 4 above, the compensation committee of our Board retained an independent compensation consultant with the goal of maintaining the competitiveness of the compensation package, including cash, that we pay to our executive officers and our non-employee directors annually. Based on the compensation consultant’s study of a peer group of 20 similarly-situated (in respect of MediWound) biotechnology, medical device and/or drug manufacturer companies based in Israel, the United States and/or the United Kingdom, the average peer group CEO annual base salary (in cash) amounts to $585,500, and the median peer group CEO annual base salary (in cash) amounts to $600,000.

Given the average and median base salary level among the peer group companies, compared to our CEO’s current $385,000 annual base (cash) salary, the independent compensation consultant recommended, and our compensation committee and Board each approved, and recommend that our shareholders approve, a moderate increase in our CEO’s annual base (cash) salary from approximately $385,000 to $405,000.

Upon reviewing the various successes that the Company has achieved under Mr. Gonen’s leadership and in an effort to continue to motivate him towards further successes on our behalf, our compensation committee and Board have determined that it is in the best interest of our Company and our shareholders to increase Mr. Gonen’s base salary by that approximate $20,000 amount. The proposed updated annual base (cash) salary level for our CEO has furthermore been determined by our compensation committee and Board to be consistent with our Compensation Policy, as applicable to our CEO.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the increase from approximately $385,000 to $405,000 of the annual base (cash) salary of our Chief Executive Officer, Mr. Ofer Gonen, as described in Proposal 5 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

The vote required for approval of the increase in the annual base (cash) salary of our CEO is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on Proposal 5 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the increase in annual base (cash) salary of our CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

•
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the increase in our CEO’s base salary that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the increase in our CEO’s base salary does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the increase in our CEO’s base salary, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of the increase in our CEO’s base salary pursuant to Proposal 5, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of Proposal 5.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 5, you should not vote by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, and you should instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@Mediwound.com, who will instruct you how to submit your vote or voting instructions. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 5, but will not be counted towards or against the special majority required for approval of this proposal.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposed increase in annual base (cash) salary of our CEO, Mr. Ofer Gonen.

PROPOSAL 6
APPROVAL OF ANNUAL EQUITY GRANTS FOR CEO

Background

As noted in the “Background” to Proposal 5 above, under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders (in that order).

Under the terms of our CEO’s (Ofer Gonen’s) compensation package, as approved by our shareholders at our 2021 annual meeting of shareholders in July 2022, Mr. Gonen received an initial equity grant, but is not currently entitled to any annual equity compensation.

As described in the “Background” to Proposal 5 above, the compensation committee of our Board retained an independent compensation consultant in order to, among other things, obtain benchmark data and a related recommendation as to suggested updates to compensation that would assist our Company in maintaining the competitiveness of the annual compensation package that we pay to our executive officers—including our CEO, Mr. Ofer Gonen. Based on the compensation consultant’s study of a peer group of 20 similarly-situated (in respect of MediWound) biotechnology, medical device and/or drug manufacturer companies based in Israel, the United States and/or the United Kingdom, CEOs of the peer group companies are entitled to an annual equity grant with an average value of $1,572,100 and a median value of $1,110,500.

Given those average and median annual equity grant values for chief executive officers among our peer group companies, and the lack of any annual equity compensation for our CEO currently, our independent compensation consultant recommended, and our compensation committee and Board each approved, and recommend that our shareholders approve, the grant of annual equity compensation to our CEO valued at $750,000.

In approving, and recommending for shareholder approval, the $750,000 of annual equity compensation for our CEO, our compensation committee and Board cited certain factors, including the desire to grant to the CEO long term incentive compensation that:

•	enhances his involvement and connection with our Company, encouraging continued contributions;
•	ensures that he is fully incentivized to continue contributing his time and talent towards achieving on behalf of our Company over the long term, aligning with our development goals; and
•	best aligns his interest with those of our shareholders vis-à-vis the appreciation in value of our share price.

The annual equity grants are to be divided into options to purchase ordinary shares, and RSUs, at a ratio of 80% - 20%.
The proposed annual equity grants, which are subject to approval by our shareholders at the Meeting, will be subject to the following terms:

•	Securities to be Granted: For the initial annual equity grant (in respect of 2024), Mr. Gonen will receive options to purchase 94,273 ordinary shares and 11,784 RSUs.
•	Term for Exercise of options: 10 years from the date on which the Board approved the grant (which, for the initial annual equity grant, occurred on February 26, 2024).
•
Vesting Schedule: 25% of the options grant will vest upon the one-year anniversary of the Board approval of each grant, and the remaining 75% will vest in equal installments on a quarterly basis over the course of the following three years (6.25% at the end of each quarter over the course of the following three years), subject to our CEO’s continuous employment during the vesting period.

•
Exercise Price: The exercise price of the options in respect of the initial annual grant will be $12.73, equal to the average closing price of our ordinary shares on the Nasdaq Global Market during the 30 trading days prior to the date on which the Board approved the CEO’s annual equity grants, payable either in cash or in a cashless manner.

•
Acceleration: In the event of a Merger/Sale (as defined in Section 14.2 of the 2024 Plan) and if the CEO’s employment or service with the Company or its affiliates is terminated without Cause (as defined in the 2024 Plan) within one year after the consummation of such a Merger/Sale, any outstanding unvested equity-based awards that are then held by our CEO will become fully vested and exercisable as of immediately prior to, and conditioned upon, such termination.

•	Other terms: The annual equity grants to our CEO will otherwise be subject to the terms of the 2014 Plan.

Our compensation committee and our Board have determined that the foregoing annual equity grants are consistent with the terms of the Compensation Policy, as applicable to our CEO. Accordingly, our compensation committee and Board, after due consideration of all terms and conditions, including applicable laws, have recommended that our shareholders approve the proposed annual equity grants to our CEO as described in this Proposal 6.

Including ordinary shares underlying the options and RSUs to be granted to our CEO in respect of 2024, as well as ordinary shares underlying prior equity grants, Mr. Gonen will hold 2.47% of our Company’s outstanding ordinary shares, on a fully diluted basis (after counting as outstanding the grants to our directors in respect of 2024 pursuant to Proposal 3). The compensation committee and the Board believe that this percentage is reasonable considering Mr. Gonen’s critical role for our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the annual grant of $750,000 in value of options to purchase ordinary shares and RSUs, in a proportion of 80%:20%, which for 2024 shall consist of options to purchase 94,273 ordinary shares and 11,784 RSUs, to Mr. Ofer Gonen, the Company’s CEO, subject to the further terms described in Proposal 6 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved in all respects.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the proposed annual equity grants to our CEO. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of the proposed resolution under this Proposal 6.

In addition, under the Companies Law, approval of the annual equity grants to our CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

● the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the annual equity grants to our CEO that are voted at the Meeting, excluding abstentions; or

● the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the annual equity grants to our CEO does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the proposed annual equity grants to our CEO, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of the annual equity grants for our CEO pursuant to Proposal 6, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of Proposal 6.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 6, you should not vote by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, and you should instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@Mediwound.com, who will instruct you how to submit your vote or voting instructions. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 6, but will not be counted towards or against the special majority required for approval of this proposal.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the annual equity grants for our CEO.

PROPOSAL 7
APPROVAL OF CASH BONUS FOR CEO PERFORMANCE IN 2023

Background

As noted in the “Background” to Proposals 5 and 6 above, under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors, and shareholders (in that order).

As described in the “Background” to Proposal 5 above, Mr. Ofer Gonen has served as our CEO since July 1, 2022. Prior to serving as our CEO, Mr. Gonen served as the chief executive officer and in several other prior positions at CBI, and has more than 20 years of experience in managing life science investments and business collaborations in both the US and Israel.

Under the terms of Mr. Gonen’s compensation package, as approved by our shareholders at our 2021 annual meeting of shareholders in July 2022, Mr. Gonen may be entitled to an annual bonus that will be approved on an annual basis in accordance with the requirements of the Companies Law, depending on certain criteria determined by the compensation committee and Board on an annual basis.

Upon reviewing his and our performance during 2023 and the various successes that we realized during that time, our compensation committee and Board have determined that Mr. Gonen is deserving of a cash bonus in an amount of approximately $152,000. That bonus amount was determined in accordance with his achievement of specific goals that had been set in advance for Mr. Gonen by the compensation committee and Board. That proposed annual cash bonus has furthermore been determined by our compensation committee and Board to be consistent with our Compensation Policy, as applicable to our CEO.

 Both the compensation committee and Board believe that Mr. Gonen earned the proposed cash bonus via his successful performance as our CEO for 2023, and, in particular, due to his achievement of certain R&D, commercial and operations objectives, which had been defined in advance by our compensation committee and Board.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the payment of an annual cash bonus in respect of 2023, in an amount of approximately $152,000, to our Chief Executive Officer, Mr. Ofer Gonen, as described in Proposal 7 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

The vote required for approval of the annual cash bonus for our CEO is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 7 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the annual cash bonus for 2023 for our CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

•
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the CEO’s annual cash bonus for 2023 that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the CEO’s annual cash bonus for 2023 does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of our CEO’s cash bonus for 2023, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of our CEO’s proposed annual cash bonus pursuant to Proposal7, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of Proposal 7.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 7, you should not vote by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, and you should instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@Mediwound.com, who will instruct you how to submit your vote or voting instructions. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 7, but will not be counted towards or against the special majority required for approval of this proposal.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposed annual cash bonus for 2023 for our CEO, Mr. Ofer Gonen.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

In addition to the foregoing proposals, which will be voted upon, at the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023, will be presented. The audited consolidated financial statements for the year ended December 31, 2023, are contained within the 2023 Form 20-F (which is available to shareholders through the SEC website, www.sec.gov, and at our Company’s website, www.mediwound.com). Neither of such websites is a part of this Proxy Statement.

PUBLICATION OF MEETING RESULTS

We will publish the results of the Meeting, including the details of the tallies for the votes on the resolution(s) presented as part of the proposals, in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC within four trading days after the Meeting.

ADDITIONAL INFORMATION

The Company’s 2023 Form 20-F, filed with the SEC on March 21, 2024, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to (as applicable) the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Yavne, Israel May 29, 2024	By order of the Board of Directors: /s/ Nachum Shamir Mr. Nachum (Homi) Shamir Chairman of the Board of Directors